|	Washington, D.C.

Debbie A. Klis, Partner 1990 K Street, NW Suite 420 Washington, D.C. 20006 Tel: +1 202.935.3390 Email: debbie.klis@rimonlaw.com VIA EDGAR

May 14, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction100 F Street, NE

Washington, D.C. 20549

Attn:	Pearlyne Paulemon
Ameen Hamady
Jennifer Monick
Pam Long

Re:	Future Vision II Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted April 30, 2024
CIK No. 0002010653

Dear Ladies and Gentlemen,

Future Vision II Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 13, 2024, regarding our Draft Registration Statement on Form S-1 submitted to the Commission on April 30, 2024. Concurrently with this response, the Company has submitted an Amendment No. 2 to our Draft Registration Statement on Form S-1 pursuant to the Staff’s comments (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Form DRS submitted April 30, 2024

Cover page

1.	We note your response to prior comment 1. We note that a number of statements on your cover page and elsewhere in your prospectus describe China-based risks you have “if [you] complete a business combination with a PRC target company.” Please revise these statements so that they are not limited to whether you complete a business combination with a PRC target company. We also note that you have described risks associated with the fact that your sponsor and members of your board of directors and management have significant business ties to and are based in China. Please clarify throughout the cover page and summary and where other relevant disclosures appear that these risks also exist because the company is located China, in addition to the sponsor, board and management being based in or having significant ties to China.

Australia | Canada | China | Colombia | France | Germany | Israel | Morocco South Korea | United Arab Emirates | United Kingdom | United States

May 14, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has revised the cover page and summary and risk factors (see cover page and pages 11, 12, 13, 25, 51, 75, 76, 77, 78, 79, 85, 86, 87, 91, 97 and 126) accordingly.

2.	The disclosure that you have provided in response to prior comment 2 on the cover page and on pages 75 and 76 describes limitations on cash transfers if you acquire a target company in the PRC, but does not address any impact of PRC law or regulation on cash flows associated with an initial business combination, including shareholder redemptions. As requested, please revise so that the disclosure is not limited to cash transfers in the event that you acquire a PRC target company, since you are already located and China and have other significant ties to China as described in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on the cover pages and page 77 of the Registration Statement filed herewith.

The SEC has issued..., page 58

3.	We note your response to prior comment 4 and your disclosure that “if adopted” the final rules may increase your costs, among other things. Please update your disclosure to reflect that the Securities and Exchange Commission, on January 24, 2024, adopted the final SPAC rules.

Response: The Company updated our disclosure on page 59 of the Registration Statement filed herewith.

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We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please advise and I may be reached by telephone at (202) 935-3390.

Sincerely,

/s/ Debbie A. Klis
Debbie A. Klis

cc:	Xiaodong Wang, CEO
Future Vision II Acquisition Corp.

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